Exhibit 99.3

Franco Nevada

The GOLD Investment that WORKS

2026 | SECOND QUARTER FINANCIAL STATEMENTS

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2026	2025
ASSETS
Cash and cash equivalents (Note 4)	$1,014.2	$670.9
Receivables	237.5	241.9
Gold and silver bullion and stream inventory (Note 7)	112.6	40.1
Other current assets (Note 8)	23.6	68.5
Current assets	$1,387.9	$1,021.4

Royalty, stream and working interests, net (Note 9)	$6,262.3	$6,043.1
Investments (Note 5)	1,215.1	1,141.3
Loan receivable (Note 6)	17.6	—
Deferred income tax assets	18.8	23.2
Other assets (Note 10)	20.5	12.4
Total assets	$8,922.2	$8,241.4

LIABILITIES
Accounts payable and accrued liabilities	$38.6	$44.9
Income tax liabilities	109.4	78.1
Current liabilities	$148.0	$123.0

Deferred income tax liabilities	$503.8	$440.7
Income tax liabilities	21.6	33.8
Other liabilities	8.1	8.6
Total liabilities	$681.5	$606.1

SHAREHOLDERS’ EQUITY
Share capital (Note 20)	$5,817.6	$5,803.4
Contributed surplus	17.6	21.6
Retained earnings	2,045.7	1,379.8
Accumulated other comprehensive income	359.8	430.5
Total shareholders’ equity	$8,240.7	$7,635.3
Total liabilities and shareholders’ equity	$8,922.2	$8,241.4

Commitments and contingencies (Notes 24 and 25)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2026 Second Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue
Revenue from royalty, streams and working interests (Note 12)	$580.9	$366.7	$1,231.6	$732.2
Interest revenue	—	2.7	—	5.6
Total revenue	$580.9	$369.4	$1,231.6	$737.8

Costs of sales
Costs of sales (Note 13)	$45.9	$33.5	$92.4	$72.0
Depletion and depreciation	84.0	64.0	161.9	132.4
Total costs of sales	$129.9	$97.5	$254.3	$204.4
Gross profit	$451.0	$271.9	$977.3	$533.4

Other operating expenses (income)
General and administrative expenses (Note 14)	$7.8	$9.6	$17.0	$19.0
Share-based compensation (recovery) expenses (Note 15)	(3.5)	2.8	2.7	8.5
Impairment reversal (Note 9)	—	(4.1)	—	(4.1)
Gain on buy-back of royalty and stream interests (Note 9)	—	—	(63.8)	—
Loss (gain) on sale of gold and silver bullion (Note 7)	1.0	(42.2)	(2.1)	(49.3)
Total other operating expenses (income)	$5.3	$(33.9)	$(46.2)	$(25.9)
Operating income	$445.7	$305.8	$1,023.5	$559.3
Foreign exchange gain and other income (Note 17)	$7.1	$4.1	$19.5	$9.8
Income before finance items and income taxes	$452.8	$309.9	$1,043.0	$569.1

Finance items (Note 18)
Finance income	$6.8	$6.6	$12.3	$17.7
Finance expenses	(0.7)	(0.8)	(1.5)	(1.5)
Net income before income taxes	$458.9	$315.7	$1,053.8	$585.3

Income tax expense (Note 19)	104.9	68.6	231.2	128.4
Net income	$354.0	$247.1	$822.6	$456.9

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(63.2)	$95.7	$(115.1)	$98.4

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	(77.6)	31.2	56.1	180.0
Other comprehensive (loss) income, net of taxes	$(140.8)	$126.9	$(59.0)	$278.4

Comprehensive income	$213.2	$374.0	$763.6	$735.3

Earnings per share (Note 21)
Basic	$1.84	$1.28	$4.27	$2.37
Diluted	$1.83	$1.28	$4.26	$2.37
Weighted average number of shares outstanding (Note 21)
Basic	192.9	192.7	192.8	192.6
Diluted	193.3	193.0	193.2	192.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

2026 Second Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income	$354.0	$247.1	$822.6	$456.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	84.0	64.0	161.9	132.4
Share-based compensation expenses	1.0	1.0	2.1	3.1
Impairment loss (reversal)	—	(4.1)	—	(4.1)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Unrealized foreign exchange gain	(2.5)	(5.2)	(3.8)	(11.2)
Deferred income tax expense	36.1	37.2	69.8	46.3
Loss (gain) on sale of gold and silver bullion	1.0	(42.2)	(2.1)	(49.3)
(Gain) loss on derivative financial instruments	(4.1)	(5.7)	(15.1)	(5.6)
Other non-cash items	0.1	0.4	(0.1)	—
Gold and silver bullion from royalties received in-kind	(50.3)	(10.9)	(97.7)	(30.1)
Proceeds from sale of gold and silver bullion	59.8	147.1	74.9	177.3
Receipt of deposits and interest from Canada Revenue Agency	—	—	49.5	—
Increase in other assets	—	—	(8.2)	—
Increase (decrease) in non-current income tax liabilities	9.2	(13.5)	(12.2)	(6.8)
Operating cash flows before changes in non-cash working capital	$488.3	$415.2	$977.8	$708.9
Changes in non-cash working capital:
Decrease in receivables	$30.0	$13.5	$4.4	$5.1
Increase in other current assets	(0.7)	(20.0)	(3.9)	(11.1)
(Decrease) increase in accounts payable and accrued liabilities	(10.4)	1.4	(6.1)	4.7
(Decrease) increase in current income tax liabilities	(24.7)	20.2	30.7	11.6
Net cash provided by operating activities	$482.5	$430.3	$1,002.9	$719.2

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(80.3)	$(1,360.4)	$(529.7)	$(1,865.6)
Proceeds from buy-back of royalty interest	—	—	97.5	—
Acquisition of investments	(19.8)	(3.0)	(55.1)	(55.3)
Loan advanced to Life of Mine Investments Inc.	(17.8)	—	(17.8)	—
Repayment of loan receivable from EMX Royalty Corporation	—	10.0	—	10.0
Proceeds from sale of investments	16.9	15.8	16.9	25.5
Acquisition of gold bullion from buy-back of stream interest	—	—	(10.2)	—
Acquisition of energy well equipment	(0.3)	(0.4)	(0.6)	(1.6)
Acquisition of property and equipment	(0.1)	(0.1)	(0.3)	(2.1)
Net cash used in investing activities	$(101.4)	$(1,338.1)	$(499.3)	$(1,889.1)

Cash flows used in financing activities
Payment of dividends	$(80.6)	$(67.0)	$(161.1)	$(137.2)
Capitalized debt issue costs	(0.8)	—	(1.5)	—
Proceeds from exercise of stock options	0.2	0.9	0.6	4.3
Net cash used in financing activities	$(81.2)	$(66.1)	$(162.0)	$(132.9)
Effect of exchange rate changes on cash and cash equivalents	$(0.4)	$6.1	$1.7	$11.8
Net change in cash and cash equivalents	$299.5	$(967.8)	$343.3	$(1,291.0)
Cash and cash equivalents at beginning of period	$714.7	$1,128.1	$670.9	$1,451.3
Cash and cash equivalents at end of period	$1,014.2	$160.3	$1,014.2	$160.3

Supplemental cash flow information:
Income taxes paid	$89.3	$45.7	$147.4	$93.2
Dividend income received	$1.5	$2.2	$3.1	$5.5
Interest and standby fees paid	$0.6	$0.4	$1.4	$1.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2026 Second Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 20)	surplus	(loss) income	earnings	Total equity
Balance at January 1, 2025	$5,769.1	$23.0	$(282.0)	$486.5	$5,996.6
Net income	—	—	—	456.9	456.9
Other comprehensive income, net of taxes	—	—	278.4	—	278.4
Total comprehensive income					$735.3

Exercise of stock options	$5.5	$(1.2)	$—	$—	$4.3
Share-based payments	—	3.0	—	—	3.0
Vesting of restricted share units	5.5	(5.5)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(9.5)	9.5	—
Dividend reinvestment plan	9.1	—	—	—	9.1
Dividends declared	—	—	—	(146.3)	(146.3)
Balance at June 30, 2025	$5,789.2	$19.3	$(13.1)	$806.6	$6,602.0

Balance at January 1, 2026	$5,803.4	$21.6	$430.5	$1,379.8	$7,635.3
Net income	—	—	—	822.6	822.6
Other comprehensive loss, net of taxes	—	—	(59.0)	—	(59.0)
Total comprehensive income					$763.6

Exercise of stock options	$0.8	$(0.2)	$—	$—	$0.6
Share-based payments	—	2.3	—	—	2.3
Vesting of restricted share units	6.1	(6.1)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(11.7)	11.7	—
Dividend reinvestment plan	7.3	—	—	—	7.3
Dividends declared	—	—	—	(168.4)	(168.4)
Balance at June 30, 2026	$5,817.6	$17.6	$359.8	$2,045.7	$8,240.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

2026 Second Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, Canada, United States, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 - Material Accounting Policy Information

(a)     Basis of Presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025 (the “2025 annual financial statements”) and were prepared using the same accounting policies (with the exception of the adoption of the IFRS 7 and 9 amendments described in Note 2 (d)), method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2025.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact on the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on August 11, 2026.

(b)     Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2025.

(c) Reclassification of Comparative Amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Cobre Panamá arbitration expenses for the three and six months ended June 30, 2025 of $3.9 million and $4.6 million, respectively, which were previously separately presented on the statement of income and comprehensive income, have been presented within general and administrative expenses. These reclassifications had no effect on the previously reported statements of income and comprehensive income.

(d) New and Amended Accounting Standards Adopted by the Company

The Company adopted the following accounting standards in the period.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities with an exception that permits an entity to derecognize a financial liability before the settlement date when the financial

2026 Second Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

liability is settled with cash, using an electronic payment system that meets specific criteria. The Company has elected to apply the exception on the adoption of these amendments.

The amendments also clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at fair value through other comprehensive income (“FVTOCI”). The amendments are effective for annual reporting periods beginning on or after January 1, 2026. These amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

(e)New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of income where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Note 3 - Acquisitions and Other Transactions

(a)	Acquisition of Royalty on Comet Vale Gold Mine – Australia

Subsequent to quarter-end, on July 15, 2026, the Company acquired, through a wholly owned Australian subsidiary, a 2.0% gross royalty on all gold production from the majority of the mining leases of Gorilla Gold’s Comet Vale gold project, including the Sovereign and Cheer deposits,  in the north Kalgoorlie region of Western Australia for $8.4 million (A$12.0 million), plus a contingent payment of A$3.0 million.

(b)	Acquisition of royalty on the Greenstone Gold Mine – Ontario, Canada

On June 22, 2026, the Company acquired from Old Steelco Inc. a 5.0% net profits interest (“NPI”) and 2.0% net smelter return royalty (“NSR”) that cover part of Equinox Gold Corp.’s broader Greenstone gold mine property for total cash consideration of $2.0 million. The 5.0% NPI area overlaps with a portion the Company’s existing 3% NSR on the Greenstone gold mine.

The transaction has been accounted for as an acquisition of a mineral interest.

(c)	Margin Term Loan Facility with Life of Mine Investments Inc.

On June 8, 2026, the Company extended a margin term loan facility to Life of Mine Investments Inc. (“LOMI”) in the amount of C$25.0 million (the “LOMI Facility”). On June 17, 2026, the LOMI Facility was fully drawn and $17.8 million (C$25.0 million) was advanced to LOMI. The LOMI Facility has a 3-year term and bears interest based on the CIBC prime rate plus 0.40% per annum. The LOMI Facility is fully secured by a pledge of securities held by LOMI. Interest earned on the LOMI Facility is included within interest revenue on the statement of income and comprehensive income.

The LOMI Facility has been accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(d)	Acquisition of Royalty on Youanmi Gold Mine – Australia

On May 29, 2026, the Company acquired, through a wholly owned Australian subsidiary, a 1.0% NSR on all gold production from the mining leases of Rox Resources Limited’s Youanmi gold project in the Murchison region of Western Australia for $32.9 million (A$47.0 million).

The transaction has been accounted for as an acquisition of a mineral interest.

2026 Second Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(e)	Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.

On April 16, 2026, the Company acquired a portfolio of six royalties held by Victoria Gold Corp. for $40.0 million (C$55.0 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buy-back at the operator’s election for $7.3 million (C$10.0 million)) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property both in the Yukon. The portfolio also includes milestone payments on i-80 Gold Corp.’s (“i-80 Gold”) Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon.

The transaction has been accounted for as an acquisition of a mineral interest.

(f)	Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

On March 24, 2026, the Company, through a wholly-owned Canadian subsidiary, acquired a $100.0 million gold stream (the “Casa Berardi Stream”) from a subsidiary of Orezone Gold Corporation (“Orezone”). The stream transaction supported Orezone’s acquisition of Hecla Mining Company’s producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project (“Heva-Hosco”).

Key terms of the Casa Berardi Stream include:

●	Fixed Deliveries: 1,625 ounces of gold per quarter (6,500 ounces of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

Deliveries are due 15 days following the end of each quarter. The effective date of the Casa Berardi Stream was January 1, 2026 and the first full quarter fixed delivery was on April 15, 2026.

The transaction has been accounted for as an acquisition of a mineral interest.

(g)	Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

On March 16, 2026, the Company, through a wholly-owned U.S. subsidiary, acquired a $250.0 million NSR (the “i-80 Gold Royalty”) from i-80 Gold Corp (“i-80 Gold”). The royalty consists of a 1.5% NSR on all minerals produced, increasing to 3.0% in perpetuity beginning on January 1, 2031, and applies to Granite Creek, the Ruby Hill Property (including Archimedes and Mineral Point), Cove and Lone Tree. The Company funded the upfront payment of $225.0 million upon closing, with a further $25.0 million payable contingent on the incurrence, before the end of 2026, of an initial $25.0 million of budgeted expenditures to advance Mineral Point by i-80 Gold.

The transaction has been accounted for as an acquisition of a mineral interest.

(h)	Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

On February 26, 2026, the Company acquired, through a wholly-owned Australian subsidiary, a $119.9 million (A$170.0 million) gross royalty (the “Bullabulling Royalty”) from Minerals 260 Limited (“Minerals 260”) to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie, in the Eastern Goldfields, Western Australia. Additionally, the Company has subscribed for $35.3 million (A$50.0 million) of Minerals 260’s ordinary shares.

The royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which the Company already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where the Company did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%.

The purchase price was funded in two tranches, with $53.3 million (A$75 million) funded on February 26, 2026, and the remaining $66.6 million (A$95 million) funded on March 26, 2026 upon receipt of the approval from the Foreign Investment Review Board.

The acquisition of the Bullabulling Royalty has been accounted for as an acquisition of a mineral interest.

2026 Second Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Minerals 260 Shares

On February 26, 2026, the Company purchased 111.1 million common shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of $35.3 million (A$50.0 million). Upon closing of the transaction, the Company owned approximately 4.9% of Minerals 260’s issued and outstanding common shares.

The Company’s holding of common shares of Minerals 260 has been accounted for as an equity investment designated at FVTOCI.

(i)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company recorded contributions to the Royalty Acquisition Venture of $1.5 million and 6.4 million in Q2 2026 and H1 2026, respectively (Q2 2025 – $2.8 million and H1 2025 - $4.4 million). As at June 30, 2026, the Company has remaining commitments of up to $30.1 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At June 30,	At December 31,
	2026	2025
Cash deposits	$485.8	$433.9
Term deposits	528.4	237.0
	$1,014.2	$670.9

As at June 30, 2026 and December 31, 2025, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, referenced in Note 18.

2026 Second Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 5 - Investments

Investments comprised the following:

	At June 30,	At December 31,
	2026	2025
Equity investments at FVTOCI	$1,165.5	$1,105.3
Warrants	49.6	36.0
	$1,215.1	$1,141.3

Equity Investments at FVTOCI

Equity investments comprised the following:

	Fair value at		Gain (loss) on		Impact of	Fair value at	Realized
	January 1,	Cost of	changes in	Proceeds of	foreign	June 30,	gain on
	2026	additions	fair value	disposition	exchange	2026	disposal
G Mining Ventures Corp. ("G Mining Ventures")	$539.6	$—	$2.3	$—	$(20.9)	$521.0	$—
Discovery Mining Ltd. ("Discovery")	323.0	—	4.1	—	(11.8)	315.3	—
Labrador Iron Ore Royalty Corporation ("LIORC")	138.0	—	(8.8)	—	(4.9)	124.3	—
Minerals 260	—	35.3	22.3	—	(1.6)	56.0	—
Other	104.7	44.9	44.7	(41.8)	(3.6)	148.9	13.5
	$1,105.3	$80.2	$64.6	$(41.8)	$(42.8)	$1,165.5	$13.5

	Fair value at		Gain on		Impact of	Fair value at	Realized
	January 1,	Cost of	changes in	Proceeds of	foreign	June 30,	gain on
	2025	additions	fair value	disposition	exchange	2025	disposal
G Mining Ventures	$133.8	$—	$85.9	$—	$12.6	$232.3	$—
Discovery	—	49.4	116.7	—	6.1	172.2	—
LIORC	127.3	—	(2.7)	—	7.1	131.7	—
Other	63.7	5.8	7.5	(25.6)	2.8	54.2	10.9
	$324.8	$55.2	$207.4	$(25.6)	$28.6	$590.4	$10.9

2026 Second Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in equity investments at FVTOCI and accumulated other comprehensive income for the six months ended June 30, 2026 and 2025 were as follows:

	For the six months ended		For the six months ended
	June 30, 2026		June 30, 2025
		Accumulated other
	Equity investments	comprehensive	Equity investments	Accumulated other
	at FVTOCI	income	at FVTOCI	comprehensive loss
Balance at January 1	$1,105.3	$430.5	$324.8	$(282.0)

Changes in fair value of equity investments at FVTOCI:
Held during the year	58.0	58.0	199.6	199.6
Disposed during the year	6.6	6.6	7.8	7.8
Income tax expense	-	(8.5)	—	(27.4)
Gain on changes in fair value of equity investments at FVTOCI	64.6	56.1	207.4	180.0

Additions	80.2	—	55.2	—
Disposals	(41.8)	—	(25.6)	—
Transfers within equity following disposal	—	(11.7)	—	(9.5)
Impact of foreign exchange	(42.8)	—	28.6	—
Currency translation adjustment	-	(115.1)	—	98.4
Balance at June 30	$1,165.5	$359.8	$590.4	$(13.1)

During the three months ended June 30, 2026, the Company disposed of equity investments with an initial cost of $12.2 million (Q2 2025 – $8.9 million) for cash and non-cash proceeds of $16.9 million (Q2 2025 – cash and non-cash proceeds $15.8 million), and realized a fair value gain of $4.1 million (Q2 2025 – $6.0 million), net of tax.

During the six months ended June 30, 2026, the Company disposed of equity investments with an initial cost of $28.3 million (H1 2025 – $14.6 million) for cash and non-cash proceeds of $41.8 million (H1 2025 – cash and non-cash proceeds $25.5 million), and realized a fair value gain of $11.7 million (H1 2025 – $9.5 million), net of tax.

2026 Second Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 6 – Loan Receivable

Loans receivable comprised the following:

	At June 30,	At December 31,
	2026	2025
LOMI Facility	$17.6	$—
Loan receivable	$17.6	$—

LOMI Facility

On June 8, 2026, the Company extended a margin term loan facility to LOMI in the amount of C$25.0 million. On June 17, 2026, the LOMI Facility was fully drawn and the Company advanced $17.8 million (C$25.0 million) to LOMI. The LOMI Facility has a 3-year term and bears interest based on the CIBC prime rate plus 0.40% per annum. The LOMI Facility includes an upfront fee of 50 basis points on the principal amount available. The LOMI Facility is fully secured by a pledge of securities held by LOMI. The LOMI Facility was measured at amortized cost less any impairment loss allowance.

Note 7 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At June 30,	At December 31,
	2026	2025
Gold and silver bullion for payments received in-kind(1)	$112.1	$39.5
Stream ounces(2)	0.5	0.6
	$112.6	$40.1
1.	Represents gold and silver bullion received from royalties and buybacks settled in-kind.
2.	Represents gold and silver ounces acquired by the Company from its stream arrangements.
(a)	Gold and Silver Bullion

As at June 30, 2026, the Company holds 24,618 ounces of gold and 17,010 ounces of silver from payments received in-kind, with a total carrying value of $112.1 million (December 31, 2025–10,598 ounces of gold and 13,980 ounces of silver with a total carrying value of $39.5 million).

During the three months ended June 30, 2026, the Company sold gold and silver bullion from payments received in-kind with a cost of $60.8 million (Q2 2025 – $104.9 million) for gross proceeds of $59.8 million (Q2 2025 – $147.1 million), resulting in a loss on sale of gold and silver bullion of $1.0 million (Q2 2025 – gain of $42.2 million).

During the six months ended June 30, 2026, the Company sold gold and silver bullion from payments received in-kind with a cost of $72.8 million (H1 2025 – $128.0 million) for gross proceeds of $74.9 million (H1 2025 – $177.3 million), resulting in a gain on sale of gold and silver bullion of $2.1 million (H1 2025 – gain of $49.3 million).

(b)	Stream Ounces

Stream ounces inventory consists of 41,868 ounces of silver with a carrying value of $0.5 million (December 31, 2025 – 44,872 ounces of silver with a carrying value of $0.6 million).

Note 8 - Other Current Assets

Other current assets comprised the following:

	At June 30,	At December 31,
	2026	2025
Tax receivables	$20.4	$15.2
Prepaid expenses	2.0	2.7
Debt issue costs	1.2	0.4
Deposits related to the Canada Revenue Agency ("CRA") audits	—	50.2
	$23.6	$68.5

In Q1 2026, deposits related to the CRA audits in connection with the transfer pricing reassessments totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million) were returned to the Company, as referenced in Note 25.

2026 Second Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 9 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

			Impairment
		Accumulated	(losses)
As at June 30, 2026	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$3,160.5	$(912.9)	$—	$2,247.6
Streams	5,402.0	(3,753.3)	—	1,648.7
Energy	2,079.8	(959.3)	—	1,120.5
Advanced	1,013.6	(62.6)	—	951.0
Exploration	311.5	(17.0)	—	294.5
	$11,967.4	$(5,705.1)	$—	$6,262.3
1.	Accumulated depletion includes impairment losses recognized prior to the six months ended June 30, 2026.
2.	Impairment losses recognized in the six months ended June 30, 2026.

		Accumulated	Impairments
As at December 31, 2025	Cost	depletion(1)	reversal(2)	Carrying value
Mining royalties	$3,207.1	$(866.7)	$—	$2,340.4
Streams	5,324.5	(3,684.8)	4.8	1,644.5
Energy	2,097.8	(940.4)	—	1,157.4
Advanced	703.1	(57.7)	—	645.4
Exploration	273.6	(18.2)	—	255.4
	$11,606.1	$(5,567.8)	$4.8	$6,043.1

1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2025.
2.	Impairment reversal recognized in the year-ended December 31, 2025.

Changes in royalty, stream and working interests for the periods ended June 30, 2026 and December 31, 2025 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2025	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8
Additions	1,370.7	524.9	9.7	283.9	2.1	2,191.3
Transfers	(4.0)	—	—	4.0	—	—
Impairment reversal	—	4.8	—	—	—	4.8
Depletion	(81.4)	(158.5)	(63.6)	(0.7)	—	(304.2)
Impact of foreign exchange	20.8	—	13.5	14.8	3.3	52.4
Balance at December 31, 2025	$2,340.4	$1,644.5	$1,157.4	$645.4	$255.4	$6,043.1

Balance at January 1, 2026	$2,340.4	$1,644.5	$1,157.4	$645.4	$255.4	$6,043.1
Additions	15.1	100.5	6.4	365.9	41.3	529.2
Buy-backs	—	(23.3)	—	(47.8)	—	(71.1)
Depletion	(52.6)	(73.0)	(33.6)	(1.6)	—	(160.8)
Impact of foreign exchange	(55.3)	—	(9.7)	(10.9)	(2.2)	(78.1)
Balance at June 30, 2026	$2,247.6	$1,648.7	$1,120.5	$951.0	$294.5	$6,262.3

Of the total net book value as at June 30, 2026, $4,408.6 million (December 31, 2025 – $4,458.1 million) is depletable and $1,853.7 million (December 31, 2025 – $1,585.0 million) is non-depletable.

2026 Second Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Buy-backs of Royalty and Stream Interests

Partial Buy-backs of Cascabel Stream and NSR

In March 2026, SolGold and Jiangxi Copper Company Limited (“JCC”) exercised their option to buy back 50% of the Cascabel stream and NSR. As a result, the Company received the equivalent of $40.7 million (net of the ongoing payment of 20% of spot price per ounce delivered) as a one-time delivery of gold ounces for the buy-back of 50% of the Cascabel stream, and $97.5 million in cash for the buy-back of 50% of the Cascabel NSR. As a result of these buy-backs, the net book values of these assets were reduced by 50%, and a gain on buy-back of royalty and stream interests of $63.8 million was recorded.

Following the buy-backs, key terms of the remaining Cascabel Stream and Cascabel NSR include:

Cascabel Stream

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price for each ounce of gold delivered.

Cascabel NSR

●	0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option, exercisable for a period of time, to convert to a gold only NSR;
●	Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.
(c)	Impairments and Impairment Reversals of Royalty, Stream and Working Interests

Cobre Panamá

Cobre Panamá currently remains in a phase of preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has been working with the Ministry of Commerce and Industries (“MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the “P&SM Plan”).

On April 7, 2026, the Government of Panama (the “GOP”) authorized the removal, processing, and export of stockpiled ore (the “Processing Program”) currently stored on site at the Cobre Panamá mine as part of the P&SM Plan. In addition, during the second quarter of 2026, Cobre Panamá transitioned to the execution of the approved Processing Program under the P&SM stage. Commissioning of the first processing train was completed during May 2026, followed by the commencement of stockpile processing and the production of the first copper concentrate.

The Company will perform an assessment of the recoverable amount of the Cobre Panamá CGU once deliveries of stream ounces to the Company have commenced.

2026 Second Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 - Other Assets

Other assets comprised the following:

	At June 30,	At December 31,
	2026	2025
Other receivables	$8.2	$—
Energy well equipment, net	5.9	6.4
Right-of-use assets, net	3.8	4.2
Debt issue costs	1.6	1.1
Furniture and fixtures, net	1.0	0.7
	$20.5	$12.4

Note 11 - Debt

(a)	Corporate Revolver

On March 10, 2026, the Company extended the maturity date of the $1.0 billion unsecured revolving term credit facility (“Corporate Revolver”) from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on the Secured Overnight Financing Rate (“SOFR”) from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company’s leverage ratio. The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, on the unutlilized portion of the Corporate Revolver.

In Q1 2026, the amounts the Company posted as security in the form of standby letters of credit against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 and 2019 taxation years were returned and cancelled following the settlement with the CRA, as referenced in Note 25.

As at June 30, 2026, no amounts were drawn from the Corporate Revolver.

(b)	Franco-Nevada International Corporation Revolver

On May 8, 2026, the Company’s wholly owned subsidiary, Franco-Nevada International Corporation (“FNIC”) entered into an unsecured revolving credit facility (the “FNIC Revolver”) which provides for the availability over a three-year period of up to $500.0 million in borrowings with an accordion of $250.0 million. The credit facility has a 3-year tenor maturing on May 8, 2029. Advances are based on SOFR with an applicable margin of between 1.20% and 2.25%, depending on FNIC’s leverage ratio. The FNIC Revolver is subject to a standby fee of 0.24% to 0.45% per annum, depending on the FNIC’s leverage ratio, on the unutilized portion of the FNIC Revolver.

As at June 30, 2026, no amounts were drawn from the FNIC Revolver.

2026 Second Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Commodity
Gold(1)	$403.0	$258.4	$839.9	$504.2
Silver	83.5	38.1	197.0	75.2
Platinum group metals(1)	12.2	7.5	29.9	15.3
Precious metals	$498.7	$304.0	$1,066.8	$594.7
Iron ore(2)	$9.1	$7.2	$26.2	$19.6
Other mining assets	2.7	3.0	8.8	7.4
Other mining	$11.8	$10.2	$35.0	$27.0
Oil	$45.3	$30.6	$78.8	$65.5
Gas	19.8	16.9	40.4	34.3
Natural gas liquids	5.3	5.0	10.6	10.7
Energy	$70.4	$52.5	$129.8	$110.5
Revenue from royalty, stream and working interests	$580.9	$366.7	$1,231.6	$732.2
Interest from loans receivable
Interest revenue and other interest income	$—	$2.7	$—	$5.6
	$580.9	$369.4	$1,231.6	$737.8
Geography
South America	$229.6	$140.7	$504.4	$292.2
Central America & Mexico	43.6	43.4	103.9	79.9
Canada(1)(2)	145.9	72.7	282.1	137.6
United States	92.0	60.8	186.1	119.0
Rest of World	69.8	51.8	155.1	109.1
	$580.9	$369.4	$1,231.6	$737.8
Type
Revenue-based royalties	$211.5	$142.0	$446.2	$277.0
Streams(1)	287.1	186.2	626.1	382.1
Profit-based royalties	70.5	28.1	133.2	53.8
Interest revenue and other(2)	11.8	13.1	26.1	24.9
	$580.9	$369.4	$1,231.6	$737.8
1.	For Q2 2026, revenue includes a loss of $0.1 million and a loss of $0.6 million for provisional pricing adjustments for gold and platinum group metals, respectively (Q2 2025–nil for gold and platinum group metals). For H1 2026, revenue includes a gain of $0.1 million and a loss of $0.7 million for provisional pricing adjustments for gold and platinum group metals, respectively (H1 2025–a gain of $0.1 million and $0.4 million for gold and platinum group metals, respectively).
2.	For Q2 2026, revenue includes dividend income of $1.3 million from the Company’s equity investment in LIORC (Q2 2025 –$1.4 million). For H1 2026, revenue includes dividend income of $2.7 million from the Company’s equity investment in LIORC (H1 2025 –$3.6 million).

2026 Second Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Costs of stream sales	$40.6	$30.3	$80.6	$63.7
Mineral production taxes	1.9	0.8	4.1	1.4
Mining costs of sales	$42.5	$31.1	$84.7	$65.1
Energy costs of sales	3.4	2.4	7.7	6.9
	$45.9	$33.5	$92.4	$72.0

Note 14 – General and Administrative Expenses

General and administrative expenses comprised the following:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$2.7	$3.0	$7.6	$7.6
Professional fees	2.9	5.2	4.9	7.4
Community contributions	0.3	0.1	0.4	0.5
Board of Directors' costs	0.2	0.1	0.3	0.2
Office expenses	0.2	0.2	0.8	0.8
Insurance costs	0.2	0.2	0.4	0.4
Other expenses	1.3	0.8	2.6	2.1
	$7.8	$9.6	$17.0	$19.0

Note 15 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Stock options and restricted share units	$1.0	$1.7	$2.1	$3.1
Deferred share units	(4.5)	1.1	0.6	5.4
	$(3.5)	$2.8	$2.7	$8.5

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Note 16 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Share-based payments(1)	$(3.7)	$1.1	$2.5	$2.1
Short-term benefits(2)	0.8	1.4	1.8	6.7
	$(2.9)	$2.5	$4.3	$8.8
1.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the period.
2.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

2026 Second Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 – Foreign Exchange Gain and Other Income

Foreign exchange gain and other income comprised the following:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Gain on derivative financial instruments(1)	$4.1	$5.7	$15.1	$5.6
Foreign exchange gain (loss)	2.8	(1.4)	4.3	4.4
Other income (expenses)	0.2	(0.2)	0.1	(0.2)
	$7.1	$4.1	$19.5	$9.8
1.	The gain on derivative instruments includes the mark-to-market of financial instruments that are designated at FVTPL. The instruments include warrants and other derivative instruments the Company holds.

For the three months ended June 30, 2026, the Company recognized a foreign exchange gain of $2.8 million (Q2 2025 – foreign exchange loss of $1.4 million). Of this amount, $2.5 million was an unrealized foreign exchange gain and $0.3 million was a realized foreign exchange gain (Q2 2025 – $5.2 million unrealized foreign exchange gain and $6.6 million realized foreign exchange loss).

For the six months ended June 30, 2026, the Company recognized a foreign exchange gain of $4.3 million (H1 2025 – foreign exchange gain of $4.4 million). Of this amount, $3.8 million was an unrealized foreign exchange gain and $0.5 million was a realized foreign exchange gain (H1 2025 – $11.2 million unrealized foreign exchange gain and $6.8 million realized foreign exchange loss).

Note 18 - Finance Income and Expenses

Finance income and expenses for the periods ended June 30, 2026 and 2025 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Finance income
Interest	$6.8	$6.6	$12.3	$17.7
	$6.8	$6.6	$12.3	$17.7
Finance expenses
Standby charges	$0.5	$0.6	$1.1	$1.2
Amortization of debt issue costs	0.2	0.1	0.3	0.2
Accretion of lease liabilities	—	0.1	0.1	0.1
	$0.7	$0.8	$1.5	$1.5

Finance income includes interest earned on cash and cash equivalents, referenced in Note 4. Finance expenses include fees and expenses incurred in connection with the Company’s Corporate Revolver and FNIC Revolver, referenced in Note 11.

2026 Second Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 19 - Income Tax Expense

Income tax expense for the periods ended June 30, 2026 and 2025 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Current income tax expense	$68.8	$31.4	$161.4	$82.1
Deferred income tax expense	36.1	37.2	69.8	46.3
Income tax expense	$104.9	$68.6	$231.2	$128.4

Canada Revenue Agency Audit

The Company reached a settlement with the Canada Revenue Agency in respect of its tax dispute in connection with the 2013-2019 taxation years, as referenced in Note 25.

Note 20 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,873,810 common shares issued and outstanding as at June 30, 2026) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the periods ended June 30, 2026 and December 31, 2025 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2025	192,552,695	$5,769.1
Exercise of stock options	110,917	9.9
Vesting of restricted share units	33,274	5.7
Dividend reinvestment plan	101,806	18.7
Balance at December 31, 2025	192,798,692	$5,803.4

Balance at January 1, 2026	192,798,692	$5,803.4
Exercise of stock options	6,883	0.8
Vesting of restricted share units	34,834	6.1
Dividend reinvestment plan	33,401	7.3
Balance at June 30, 2026	192,873,810	$5,817.6

(b)	Dividends

For the three months ended June 30, 2026, the Company declared dividends of $0.44 per common share (Q2 2025 – $0.38). For the six months ended June 30, 2026 the Company declared dividends of $0.88 per common share (H1 2025 - $0.76). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash dividends	$80.6	$67.0	$161.1	$137.2
DRIP dividends	3.4	5.9	7.3	9.1
	$84.0	$72.9	$168.4	$146.3

2026 Second Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 21 - Earnings per Share ("EPS")

	For the three months ended June 30,
	2026			2025
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$354.0	192.9	$1.84	$247.1	192.7	$1.28
Effect of dilutive securities	—	0.4	(0.01)	—	0.3	—
Diluted earnings per share	$354.0	193.3	$1.83	$247.1	193.0	$1.28

	For the six months ended June 30,
	2026			2025
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$822.6	192.8	$4.27	$456.9	192.6	$2.37
Effect of dilutive securities	—	0.4	(0.01)	—	0.3	—
Diluted earnings per share	$822.6	193.2	$4.26	$456.9	192.9	$2.37

For the three months ended June 30, 2026, 13,287 stock options (Q2 2025 – 8,595 stock options) were excluded from the computation of diluted EPS. This exclusion comprised 4,647 stock options (Q2 2025 – 2,246 stock options) that were out-of-the-money because their exercise prices exceeded the average market price of the common shares and 8,640 stock options (Q2 2025 –6,349 stock options) whose inclusion would have been anti-dilutive under the treasury stock method.

For the six months ended June 30, 2026, 7,322 stock options (H1 2025 – 4,806 stock options) were excluded from the computation of diluted EPS. This exclusion comprised 2,644 stock options (H1 2025 – 4,806 stock options) that were out-of-the-money because their exercise prices exceeded the average market price of the common shares and 4,678 stock options (H1 2025 – nil stock options) whose inclusion would have been anti-dilutive under the treasury stock method.

Note 22 - Segment Reporting

Starting in Q1 2026, gain on buy-backs on royalty and stream interests was included in segment profit. Prior to Q1 2026, gain on buy-back of royalty and stream interests was presented as a reconciling item between segment gross profit and consolidated net income before income taxes. Starting in Q1 2026, the segment measure was also relabeled as “segment profit”. The prior period comparative amounts have been reclassified accordingly, as applicable.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended June 30,
	2026
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$498.7	$11.8	$70.4	$580.9
Total Revenue	$498.7	$11.8	$70.4	$580.9

Expenses
Costs of sales	$42.5	$—	$3.4	$45.9
Depletion and depreciation	63.4	3.1	17.4	83.9
Segment profit	$392.8	$8.7	$49.6	$451.1

2026 Second Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

	For the three months ended June 30,
	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$304.0	$10.2	$52.5	$366.7
Interest revenue	2.7	—	—	2.7
Total Revenue	$306.7	$10.2	$52.5	$369.4

Expenses
Costs of sales	$31.1	$—	$2.4	$33.5
Depletion and depreciation	44.8	2.8	16.2	63.8
Segment profit	$230.8	$7.4	$33.9	$272.1

	For the six months ended June 30,
	2026
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$1,066.8	$35.0	$129.8	$1,231.6
Total Revenue	$1,066.8	$35.0	$129.8	$1,231.6

Expenses and other operating income
Costs of sales	$84.6	$0.1	$7.7	$92.4
Depletion and depreciation	118.2	9.0	34.4	161.6
Gain on buy-back of royalty and stream interests	(63.8)	—	—	(63.8)
Segment profit	$927.8	$25.9	$87.7	$1,041.4

	For the six months ended June 30,
	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$594.7	$27.0	$110.5	$732.2
Interest revenue	5.6	—	—	5.6
Total Revenue	$600.3	$27.0	$110.5	$737.8

Expenses and other operating income
Costs of sales	$65.1	$—	$6.9	$72.0
Depletion and depreciation	91.9	7.7	32.5	132.1
Segment profit	$443.3	$19.3	$71.1	$533.7

2026 Second Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of segment profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Segment profit	$451.1	$272.1	$1,041.4	$533.7

Other operating expenses (income)
General and administrative expenses	$7.8	$9.6	$17.0	$19.0
Share-based compensation (recovery) expenses	(3.5)	2.8	2.7	8.5
Impairment reversal(1)	—	(4.1)	-	(4.1)
Loss (gain) on sale of gold and silver bullion(1)	1.0	(42.2)	(2.1)	(49.3)
Corporate depreciation	0.1	0.2	0.3	0.3
Foreign exchange gain and other income	(7.1)	(4.1)	(19.5)	(9.8)
Income before finance items and income taxes	$452.8	$309.9	$1,043.0	$569.1

Finance items
Finance income	$6.8	$6.6	$12.3	$17.7
Finance expenses	(0.7)	(0.8)	(1.5)	(1.5)
Net income before income taxes	$458.9	$315.7	$1,053.8	$585.3
1.	Amounts were attributable to the precious metals reportable segment for the three months ended June 30, 2026 and 2025.

Note 23 - Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at June 30, 2026	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$1,154.0	$—	$11.5	$1,165.5
Warrants	—	49.6	—	49.6
Receivables from provisional concentrate sales	—	9.7	—	9.7
	$1,154.0	$59.3	$11.5	$1,224.8

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2025	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$1,093.3	$—	$12.0	$1,105.3
Warrants	—	36.0	—	36.0
Receivables from provisional concentrate sales	—	6.6	—	6.6
	$1,093.3	$42.6	$12.0	$1,147.9

As at June 30, 2026 carrying values of the Company’s financial assets and liabilities, which include cash and cash equivalents, receivables, loans receivable, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible expected credit losses (“ECL”).

There were no transfers between the levels of the fair value hierarchy during the three and six months ended June 30, 2026.

The Company has not offset financial assets with financial liabilities.

2026 Second Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 - Commitments

(a)Purchase Commitments

The following table summarizes the Company’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at June 30, 2026:

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Casa Berardi	—	% (11)	—%		—%		20%		n/a		n/a	40 years	26-Jan-26
Cascabel	14	% (12)	—%		—%		20	% (13)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	—	% (14)	—	% (15)	—%		$418	(16)	$6.27	(17)	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	—	% (18)	—	% (19)	—%		20	% (20)	20	% (21)	n/a	40 years	19-Jan-18
Condestable	63	% (22)	63	% (23)	—%		20	% (24)	20	% (25)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (26)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (27)	—%		—%		$400	(28)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (29)	—%		—%		20	% (30)	n/a		n/a	40 years	25-Sep-20
Sudbury (31)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (32)	—%		—%		20	% (33)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (34)	—%		1	% (35)	5	% (36)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Casa Berardi, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Sudbury, Tocantinzinho and Western Limb.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86.0 million ounces of silver has been delivered under the agreement. At June 30, 2026, a cumulative total of 34.0 million silver ounces have been delivered.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At June 30, 2026, a cumulative total of 547,730 gold ounces have been delivered.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At June 30, 2026, a cumulative total of 8.6 million silver ounces have been delivered.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At June 30, 2026, a cumulative total of 547,730 gold ounces have been delivered.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At June 30, 2026, a cumulative total of 8.6 million silver ounces have been delivered.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At June 30, 2026, a cumulative total of 672,550 gold ounces and 11.4 million silver ounces have been delivered.
11	Gold deliveries are fixed at 6,500 ounces per annum from January 1, 2026 to December 31, 2030. Thereafter, 5.0% of gold produced from the Casa Berardi mine and Orezone Gold Corporation’s other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
12	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada International Corporation under the agreement.
13	Purchase price is 20% of the spot price of gold at the time of delivery.
14	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At June 30, 2026, a cumulative total of 361,011 gold ounces have been delivered.
15	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At June 30, 2026, a cumulative total of 4.1 million silver ounces have been delivered.
16	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At June 30, 2026, a cumulative total of 361,011 gold ounces have been delivered.
17	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At June 30, 2026, a cumulative total of 4.1 million silver ounces have been delivered.
18	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At June 30, 2026, a cumulative total of 90,253 gold ounces have been delivered.
19	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At June 30, 2026, a cumulative total of 1.0 million silver ounces have been delivered.

2026 Second Quarter Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

20	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At June 30, 2026, a cumulative total of 90,253 gold ounces have been delivered.
21	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At June 30, 2026, a cumulative total of 1.0 million silver ounces have been delivered.
22	Gold deliveries were fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Commencing January 1, 2026, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At June 30, 2026, a cumulative total of 46,203 gold ounces have been delivered.
23	Silver deliveries were fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At June 30, 2026, a cumulative total of 1.5 million ounces have been delivered.
24	Purchase price is 20% of the spot price of gold at the time of delivery.
25	Purchase price is 20% of the spot price of silver at the time of delivery.
26	Purchase price is 20% of the average gold price at the time of delivery.
27	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
28	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
29	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. At June 30, 2026, a cumulative total of 55,616 ounces have been delivered under the amended agreement since September 1, 2020. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
30	Purchase price is 20% of prevailing market price at the time of delivery.
31	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
32	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At June 30, 2026, a cumulative total of 36,714 gold ounces have been delivered.
33	Purchase price is 20% of the spot price of gold at the time of delivery.
34	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At June 30, 2026, a cumulative total of 24,948 ounces of gold have been delivered.
35	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At June 30, 2026, a cumulative total of 13,524 platinum ounces have been delivered.
36	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At June 30, 2026, a cumulative total of 24,948 ounces of gold have been delivered.

2026 Second Quarter Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)Capital Commitments

The Company’s capital commitments as at June 30, 2026 remain substantially consistent with those disclosed in Note 27 (b) of the 2025 financial statements. The following table provides an update on significant new capital commitments and material changes to existing capital commitments since the year ended December 31, 2025:

Asset	Commitment	Obligating Event
Cascabel stream	$239.1 million

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of JCC, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$30.1 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
i-80 Gold Royalty	$25.0 million	The incurrence by i-80 Gold of an initial $25.0 million of budgeted expenditures to advance Mineral Point technical and permitting work in 2026

Note 25 - Contingencies

Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

On September 11, 2025, the Company reached a settlement with the CRA (the “CRA Settlement”) which provides for a final resolution of the Company’s tax dispute in connection with reassessments under the transfer pricing rules of the 2013 to 2019 taxation years (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. Under the terms of the CRA Settlement for the 2013 to 2019 taxation years, no payment of any tax in Canada was required on the foreign earnings of the Company’s Mexican and Barbadian subsidiaries and the service fee charged by the Company for certain services provided to the Mexican and Barbadian subsidiaries was adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%. For more information on the CRA Settlement, please refer to Note 28(b) of the 2025 financial statements.

During the first quarter, amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $47.3 million (C$66.0 million) were released, and cash totaling $44.1 million (C$61.4 million) plus interest of approximately $5.4 million (C$7.5 million), which was classified as a receivable within other current assets at December 31, 2025, was received.

The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, provided there are no material changes to the facts or law. On March 26, 2026, the Canadian Federal Government enacted changes to the transfer pricing legislation which apply from 2026 onward. The Company is in the process of evaluating the potential impact of these legislative changes.

Note 26 – Subsequent Events

Acquisition of Royalty on Comet Vale Gold Mine

Subsequent to quarter-end, on July 15, 2026, the Company acquired a 2.0% gross royalty on Gorilla Gold’s Comet Vale gold project, as referenced in Note 3 (a).

2026 Second Quarter Financial Statements	25

Franco Nevada
The GOLD Investment that WORKS

WORLD
GOLD
COUNCIL
MEMBER

FRANCO-NEVADA.COM
TSX/NYSE: FNV

*